
April 16, 2021

Christopher Hatto
Vice President and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265-3000

      Re: General Motors Company
            Form 10-K for the Year Ended December 31, 2020
            Form 8-K dated February 10, 2021
            File No. 001-34960

Dear Mr. Hatto:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Note 2. Significant Accounting Policies
Automotive Financing - GM Financial, page 56

1.   Please tell us your consideration of the qualitative disclosures required by ASC 842-30-50-3a and 3b.

Form 8-K dated February 10, 2021

Exhibit 99.1, page 1

2.   In the third bullet, you highlight your Full-year EBIT-adjusted margin without providing comparable GAAP guidance. When presenting non-GAAP measures in your earnings release, please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the

Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Exhibit 99.2 should be similarly revised.

3.   Please revise your reconciliation of EBIT-adjusted on page 3 to begin with the GAAP measure, rather than the non-GAAP measure. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Martin James, Senior Advisor, at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing